Exhibit 99.1

BEST Inc. Enters into Definitive Agreement for “Going Private” Transaction

HANGZHOU, China, June 20, 2024 -- BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China and Southeast Asia, today announced that it has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with BEST Global Partners, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”) and Phoenix Global Partners, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”), in a transaction implying an equity value of the Company of approximately US$54.2 million. As a result of the Merger, the Company will become an indirect, wholly owned subsidiary of Parent, which will be owned by (a) Mr. Shao-Ning Johnny Chou, the chief executive officer and chairman of the board of directors of the Company, (b) Mr. George Chow, the chief strategy and investment officer of the Company, (c) Alibaba Investment Limited, (d) BJ Russell Holdings Limited, (e) Cainiao Smart Logistics Investment Limited, (f) Denlux Logistics Technology Invest Inc., (g) IDG-Accel China Capital II L.P. and IDG-Accel China Capital II Investors L.P., (h) Sunshui Hopeson Capital Limited, (i) Mr. Shaohan Joe Chou, (j) David Hsiaoming Ting, (k) The 2012 MKB Irrevocable Trust, (l) Ting Childrens Irrevocable Trust, (m) Ting Family Trust, (n) Mr. Chen Hong, and (o) Ms. Kiu Sau Hung (collectively, the “Consortium” and each a “Consortium Member”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each American Depository Share of the Company (each, an “ADS”), representing twenty (20) class A ordinary shares of the Company, par value US$0.01 each (the “Class A Shares,” together with class B ordinary shares and class C ordinary shares of the Company, collectively, the “Shares”), issued and outstanding immediately prior to the Effective Time, other than ADSs representing the Excluded Shares (as defined in the Merger Agreement), together with the Shares represented by such ADSs, will be cancelled and cease to exist in exchange for the right to receive US$2.88 in cash per ADS without interest, and each Class A Share issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, the Dissenting Shares (as defined in the Merger Agreement) and Shares represented by ADSs, will be cancelled and cease to exist in exchange for the right to receive US$0.144 in cash per Share without interest. Pursuant to the terms of the Merger Agreement, share-based incentives held by current or former officers, directors, employees and consultants of the Company will be cancelled, cashed out or rolled over into equity incentives of Parent, as applicable.

The merger consideration represents a premium of 25.2% to the closing price of the ADSs on November 2, 2023, the last day before the Company received the preliminary non-binding proposal letter from the Consortium, a premium of approximately 30.9% to the volume-weighted average closing price of the ADSs during the last 15 trading days, and a premium of approximately 28.7% to the volume-weighted average closing price of the ADSs during the last 30 trading days, in each case prior to November 3, 2023. The merger consideration represents a premium of approximately 25.2% to the closing price of the Company’s ADSs on June 18, 2024, the last trading day prior to this press release.

The Merger will be funded through a combination of (i) cash contribution from the Sponsors (as defined in the Merger Agreement) pursuant to certain equity commitment letters, and (ii) equity rollover by certain Consortium Members of certain Rollover Shares (as defined in the Merger Agreement) and ADSs they beneficially own in the Company.

The Company’s board of directors, acting upon the unanimous recommendation of a committee of independent directors established by the board of directors (the “Special Committee”), approved the Merger Agreement and the Merger, and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger is currently expected to close during the third quarter of 2024 and is subject to customary closing conditions, including the authorization and approval of the Merger Agreement by the affirmative vote of shareholders representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy at a general meeting of the Company’s shareholders. The Consortium Members have agreed to vote all Shares they beneficially own, which represent approximately 94.5% of the voting rights attached to the outstanding Shares as of the date of the Merger Agreement, in favor of the authorization and approval of the Merger Agreement and the Merger. If completed, the Merger will result in the Company becoming a privately held company and its ADSs will no longer be listed on the New York Stock Exchange.

Kroll, LLC (operating through its Duff & Phelps Opinions Practice) is serving as the financial advisor to the Special Committee. Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to the Special Committee. Simpson Thacher & Bartlett LLP is serving as U.S. legal counsel to the Company. Maples and Calder (Hong Kong) LLP is serving as Cayman Islands legal counsel to the Company.

Fangda Partners is serving as U.S. legal counsel to the Consortium. Walkers (Hong Kong) is serving as Cayman Islands legal counsel to the Consortium. Kirkland & Ellis is serving as U.S. legal counsel to Alibaba Investment Limited and Cainiao Smart Logistics Investment Limited.

Additional Information About the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Merger, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail to its shareholders a proxy statement that will include a copy of the Merger Agreement. In addition, in connection with the Merger, the Company and certain other participants in the Merger will prepare and disseminate to the Company’s shareholders a Schedule 13E-3 Transaction Statement that will include the Company’s proxy statement (the “Schedule 13E-3”). The Schedule 13E-3 will be filed with the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SCHEDULE 13E-3 AND OTHER MATERIALS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER, AND RELATED MATTERS. Shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger, and related matters, without charge from the SEC’s website (http://www.sec.gov).

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities, and it is not a substitute for any proxy statement or other materials that may be filed with or furnished to the SEC should the proposed merger proceed.

About BEST

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China and Southeast Asia. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-add services, including freight delivery, supply chain management and global logistics services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward looking statements involve factors, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Such factors, risks and uncertainties include the possibility that the Merger will not occur as planned if events arise that result in the termination of the Merger Agreement, if the expected financing for the Merger is not available for any reason, or if one or more of the various closing conditions to the Merger are not satisfied or waived, and other risks and uncertainties discussed in documents filed with the SEC by the Company as well as the Schedule 13E-3 and the proxy statement to be filed by the Company. Further information regarding these and other factors, risks and uncertainties is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of the press release, and BEST undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

BEST Inc.

Investor relations team

ir@best-inc.com